Exhibit I
Page 1 of 14





04003671

⎯ITED STATES
ᴖᴇᴄᴜʀɪᴛɪᴇᴎ ᴀɴD EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-11-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

      920 Providence Road
                (No. and Street)

RECD S.E.C.

MAR 1 2004

      Towson, MD   21286-2977
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
             Thomas L. Schmidt   410-825-1295
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      Clifton Gunderson LLP
            (Name – if individual, state last, first, middle name)

100 W. Pennsylvania Avenue	Towson	Maryland	21204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Thomas L. Schmidt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TLS Financial Services, Inc._____, as of ___December 31, 2003_____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Thomas L. Schmidt
Signature

___President_____
Title

Barbara A Cardinale
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BARBARA A. CARDINALE
NOTARY PUBLIC STATE OF MARYLAND
BALTIMORE COUNTY
MY COMMISSION EXPIRES AUGUST 1, 2004



FORM X-17A-5	# FOCUS REPORT
	(Financial and Operational Combined Uniform Single Report)
	## Part IIA Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉   Alternate ○ [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC.
                                                    [0013]   SEC File Number: 8- 37664
Address of Principal Place of   920 PROVIDENCE RD   [0014]
Business: [0020]
                              TOWSON   MD   21286-2977   Firm ID: ___19625___
                              [0021] [0022]   [0023]   [0015]

For Period Beginning 10/01/2003   And Ending 12/31/2003
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT   Phone: ___(410) 825-1295___
          [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
          [0032]   [0033]

Name: _____   Phone: _____
          [0034]   [0035]

Name: _____   Phone: _____
          [0036]   [0037]

Name: _____   Phone: _____
          [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ◉ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	34,690 [0200]		34,690 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	1,998 [0300]	[0550]	1,998 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

7.	Secured demand notes market value of collateral:		[0470]		[0640]	0 [0890]
	A.	**Exempted securities**				
			[0170]			
	B.	**Other securities**				
			[0180]			
8.	Memberships in exchanges:					
	A.	**Owned, at market**				
			[0190]			
	B.	**Owned, at cost**			[0650]	
	C.	**Contributed for use of the company, at market value**			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]		[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]		[0680]	0 [0920]
11.	Other assets		[0535]		[0735]	0 [0930]
12.	**TOTAL ASSETS**		36,688 [0540]		0 [0740]	36,688 [0940]

Exhibit 1
Page 5 of 14

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,001 [1205]	[1385]	1,001 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]

1. from outsiders

_____
[0970]

2. Includes equity subordination (15c3-1(d)) of

_____
[0980]

B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

_____
[0990]

C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]

1. from outsiders

_____

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____ [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABILITIES	1,001 [1230]	0 [1450]	1,001 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	100 [1792]
	C. Additional paid-in capital	28,731 [1793]
	D. Retained earnings	6,856 [1794]
	E. Total	35,687 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	35,687 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	36,688 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2003</u>   Period Ending <u>12/31/2003</u>   Number of months _____ 3
        [3932]   [3933]   [3931]

REVENUE

1. Commissions:

    a. **Commissions on transactions in exchange listed equity securities executed on an exchange** _____ [3935]

    b. **Commissions on listed option transactions** _____ [3938]

    c. **All other securities commissions** _____ [3939]

    d. **Total securities commissions** _____ 0 [3940]

2. Gains or losses on firm securities trading accounts

    a. **From market making in options on a national securities exchange** _____ [3945]

    b. **From all other trading** _____ [3949]

    c. **Total gain (loss)** _____ 0 [3950]

3. Gains or losses on firm securities investment accounts _____ [3952]

4. Profit (loss) from underwriting and selling groups _____ [3955]

5. Revenue from sale of investment company shares _____ 11,518 [3970]

6. Commodities revenue _____ [3990]

7. Fees for account supervision, investment advisory and administrative services _____ [3975]

8. Other revenue _____ [3995]

9. Total revenue _____ 11,518 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers _____ 18,548 [4120]

11. Other employee compensation and benefits _____ 1,471 [4115]

12. Commissions paid to other broker-dealers _____ [4140]

13. Interest expense _____ [4075]

    a. **Includes interest on accounts subject to subordination agreements** _____ [4070]

14. Regulatory fees and expenses _____ 1,849 [4195]

15. Other expenses _____ 5,821 [4100]

_____ 27,689

16. Total expenses [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

-16,171
[4210]

18. Provision for Federal Income taxes (for parent only) [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above [4222]

    a. **After Federal income taxes of** [4238]

20. Extraordinary gains (losses) [4224]

    a. **After Federal income taxes of** [4239]

21. Cumulative effect of changes in accounting principles [4225]

22. Net income (loss) after Federal income taxes and extraordinary items

-16,171
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

2,178
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k) ☑ [4550]
        (1)–Limited business (mutual funds and/or variable annuities only)

    B. (k) ☐ [4560]
        (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

    C. (k) ☐ [4570]
        (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k) ☐ [4580]
        (3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

35,687
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

35,687
[3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

35,687
[3530]

6. Deductions and/or charges:

    A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

0
[3540]

    B. **Secured demand note deficiency**

[3590]

    C. **Commodity futures contracts and spot commodities - proprietary capital charges**

[3600]

    D. **Other deductions and/or charges**

[3610]

0
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions

35,687
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. **Contractual securities commitments**

[3660]

    B. **Subordinated securities borrowings**

[3670]

    C. **Trading and investment securities:**

1.	Exempted securities		[3735]
2.	Debt securities		[3733]
3.	Options		[3730]
4.	Other securities		[3734]
D.	Undue Concentration		[3650]
E.	Other (List)		

[3736A]		[3736B]	
[3736C]		[3736D]	
[3736E]		[3736F]	
		0	0
		[3736]	[3740]

10. Net Capital

35,687
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

66
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

5,000
[3758]

13. Net capital requirement (greater of line 11 or 12)

5,000
[3760]

14. Excess net capital (line 10 less 13)

30,687
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

35,586
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

1,001
[3790]

17. Add:

    A. Drafts for immediate credit

[3800]

    B. Market value of securities borrowed for which no equivalent value is paid or credited

[3810]

    C. Other unrecorded amounts (List)

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
	0		0
	[3820]		[3830]

19. Total aggregate indebtedness

	1,001
	[3840]

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

%	3
	[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

%	0
	[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0		
			[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		51,858 [4240]
	A. Net income (loss)		-16,171 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		35,687 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Exhibit II

TLS FINANCIAL SERVICES, INC.

STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2003

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k).



Clifton Gunderson LLP

Certified Public Accountants & Consultants

Report of Independent Accountants
on Internal Control as Required by SEC Rule 17a-5

To the Stockholder
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules for TLS Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining, compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and r elated c osts o f controls a nd o f the p ractices a nd p rocedures referred t o i n t he p receding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted i n t he U nited S tates o f A merica. R ule 1 7a-5(g) l ists a dditional objectives of the practices and procedures listed in the preceding paragraph.

Member of



HLB International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

February 14, 2004
Baltimore, Maryland



TLS FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT, FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2003

TLS FINANCIAL SERVICES, INC.

December 31, 2003

Table of Contents



Clifton Gunderson LLP

Certified Public Accountants & Consultants

Independent Auditor's Report

The Stockholder of
TLS Financial Services, Inc.

We have audited the statement of financial condition of TLS Financial Services, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

February 14, 2004
Baltimore, Maryland



Member of

HLB International

TLS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash	$34,690
Commissions receivable	1,998
Office furniture and equipment, net of accumulated depreciation of $3,943	-
Total assets	$36,688

Liabilities and Stockholder's Equity

<u>Liabilities</u>	
Commissions payable	$1,001
<u>Stockholder's Equity</u>	
Capital stock - $1 par value; authorized 100,000 shares; 100 shares issued and outstanding	100
Additional paid-in capital	28,731
Retained earnings	6,856
Total stockholder's equity	35,687
Total liabilities and stockholder's equity	$36,688

The accompanying notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2003

Income	
Commissions	$74,940
Expenses	
Commissions paid	53,035
Depreciation	90
Professional fees	4,979
Rent	7,169
Postage	800
Supplies	174
Insurance	994
Travel and entertainment	519
Other expenses	797
Total expenses	68,557
Net income	$ 6,383

The accompanying notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance - December 31, 2002	$100	$28,371	$6,107
Distributions	-	-	(5,634)
Net income	-	-	6,383
Balance - December 31, 2003	$100	$28,371	$6,856

The accompanying notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

<u>Cash Flows from Operating Activities</u>	
Commissions received	$ 73,619
Commissions paid	(52,373)
Cash paid for operating expenses	(15,432)
Net cash provided by operating activities	5,814
<u>Cash Flows from Financing Activities</u>	
Distribution to partner	(5,634)
Net increase in cash	180
Cash - beginning of year	34,510
Cash - end of year	$34,690

Reconciliation of Net Income to
<u>Net Cash Provided by Operating Activities</u>

Net income	$ 6,383
<u>Adjustments</u>	
Depreciation	90
<u>Changes in Assets and Liabilities</u>	
Increase in commissions receivable	(1,321)
Increase in commissions payable	662
Net cash provided by operating activities	$ 5,814

The accompanying notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 - Significant Accounting Policies
TLS Financial Services, Inc. (a member of the NASD) commenced activities to operate as a brokerage entity in December 1986. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

The Company has elected to be treated as an S Corporation for tax purposes; therefore, no tax provision has been provided.

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on the straight-line method, based on the estimated useful life of five years.

For purposes of the statement of cash flows, cash includes deposits at a financial institution.

Note 2 - Net Capital Requirements
The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital and net capital requirements of approximately $35,687 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

Note 3 - Risks, Estimates and Assumptions

Concentrations of Credit Risk
Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash and cash equivalents with one financial institution. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of the financial institution.

TLS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 3 - **Risks, Estimates and Assumptions** - Continued

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Related Party
TLS Advisory Services, Inc., a related party through common ownership, leases the office spaced used by the Company. During the year ended December 31, 2003, the Company began paying TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement for their use of office space. Rent expense under this agreement for the year ended December 31, 2003 was $6,000.

TLS Financial Services, Inc.

Supplemental Information

December 31, 2003